SECURITIES AND  EXCHANGE COMMISSIONS
Washington,  DC  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 5)

SANTA FE FINANCIAL CORPORATION
Name of Issuer

Common Stock, Par Value $0.10 Per Share
Title of Class of Securities


802014-10-0
CUSIP Number


Mr. Howard A. Jaffe
Chief Operating Officer
The InterGroup Corporation
2121 Avenue of the Stars,  Suite 2020
Los Angeles, California 90067
(310) 556-1999
_________________________________________
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications


March 4, 1995
Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [     ]

-1- of -5-

CUSIP No. 802014-10-0

1.	Name of Reporting Person			Tax Identification Number
  	The Intergroup Corporation					13-3293645

2.	Check the Appropriate Box if a Member of a Group
  	a.					b.

3.	SEC Use Only


4.	Source of Funds
  	WC

5.	Check if Disclosure of Legal Proceedings is Required
   pursuant to Items 2(d) or 2 ______

6.	Citizenship or Place of Organization
   	Delaware

Number of					7.	Sole Voting Power
Shares					     	211,450
Beneficially	 __________________________________________________
Owned by					 8.	Shared Voting Power
Each
Reporting		   __________________________________________________
Person					   9.	Sole Dispositive Power
With							   211,450
            		__________________________________________________
						        10.	Shared Dispositive Power


11.	Aggregate Amount Beneficially Owned By Each Reporting Person
   	211,450 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    Shares _________

13.	Percent of Class Represented by Amount in Row 11
   	33.1%

14.	Type of Reporting Person
   	CO

AMENDMENT NO. 5 TO SCHEDULE 13D
OF THE INTERGROUP CORPORATION
REGARDING OWNERSHIP OF COMMON STOCK OF
SANTA FE FINANCIAL CORPORATION

This Amendment No. 5 to Schedule 13D is being filed by
The Intergroup Corporation ("Intergroup") to update information previously furnished. This Amendment reflects further Common
Stock acquisitions by Intergroup.

The following Items of this Schedule 13D are amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Intergroup used working capital as its source of funds to purchase all Shares.

Item 5.	Interest in Securities of the Issuer.

(a)	Intergroup, as of March 4, 1996, beneficially
owns, for purposes of Section 13(d) of the Exchange Act:  (i)
121,450 shares of the Common Stock, and (ii) 90,000 shares of the Common Stock which may be acquired upon exercise of Warrants.
The shares and the Warrant Shares represent 33.1% of the outstanding Common Stock.

The percentages were determined based on the Company's representation that there are 548,019 shares of Common Stock currently outstanding (such shares outstanding do not include
Warrants).

(b)	Intergroup has sole voting and disposition power
with respect to the shares and warrants described in Item 5(a).
Mr. John V. Winfield is Chairman and President of Intergroup.

(c)	Information with respect to transactions effected
in the Stock during the past sixty (60) days by Intergroup is set forth in Appendix A hereto.

(d)	No person other than Intergroup, with respect to
its Shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares beneficially owned by each.

(e)	Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 4, 1996

						THE INTERGROUP CORPORATION

By:  /s/Howard A. Jaffe

						   Howard A. Jaffe
						   Corporate Secretary

SCHEDULE A


The following table sets forth the trade date for each purchase of Stock by Intergroup, the number of shares of Stock purchased in each such transaction and the price per share in each such transaction effected in the past sixty (60) days. No shares were sold during the period. All the shares of Stock were purchased in ordinary brokerage transactions effected in the over-the-counter market.





Trade Date        No. of       Price
                  Common        Per
                  Shares       Share
                 Purchased

January 21, 1996   1,700 	    $20.94
February 14, 1996  1,500     	$20.88
February 15, 1996  1,000     	$21.13
March 4, 1996      2,800     	$24.09